
03054729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37706

RECEIVED
MAR 3 1 2003
187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAL FED INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 LENNANE DRIVE #101
(No. and Street)

SACRAMENTO, CA 95834-1909
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER RICE (916) 614-2416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

THREE EMBARCADERO CENTER, SUITE 2000, SAN FRANCISCO, CA 94111
(Address) (City) (State) (Zip Code)

PROCESSED
APR 15 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAL FED INVESTMENTS AND SUSIDIARY, as of DECEMBER 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public



SHERRI L. MORISSETTE
COMM. #1251023
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
My Commission Expires January 22, 2004
ABC-1

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
Cal Fed Investments:

We have audited the accompanying consolidated statements of financial condition of Cal Fed Investments (a wholly owned subsidiary of Citibank (West), FSB) and subsidiary (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cal Fed Investments and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2003

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of Citibank (West), FSB)

Consolidated Statements of Financial Condition

December 31, 2002 and 2001
(Dollars in thousands, except share data)

Assets		**2002**	**2001**
Cash and cash equivalents	$	55,802	39,369
Special account for the exclusive benefit of customers		2,222	7,660
Commissions and other receivables		1,207	1,462
Prepaid expenses and deposits		281	393
Furniture and equipment, net		1,269	2,116
Other assets		79	121
Deferred tax asset		757	1,179
Total assets	$	61,617	52,300
Liabilities and Stockholder's Equity			
Liabilities:			
Intercompany borrowing with Bank	$	1,885	2,985
Income taxes payable		10,966	11,893
Accrued commissions and other payables		2,895	3,870
Payable to clearing organizations and insurance companies		2,479	7,283
Total liabilities		18,225	26,031
Stockholder's equity:			
Common stock, $1.00 par value. Authorized, issued, and outstanding 1,000 shares		—	1
Additional paid-in capital		41,488	14,193
Retained earnings		1,904	12,075
Total stockholder's equity		43,392	26,269
Total liabilities and stockholder's equity	$	61,617	52,300

See accompanying notes to consolidated financial statements.

CAL FED INVESTMENTS AND SUBSIDIARY

(A Wholly Owned Subsidiary of Citibank (West), FSB)

Consolidated Statements of Income

Years ended December 31, 2002 and 2001
(In thousands)

		2002	2001
Revenues:			
Commissions	$	65,157	61,994
Interest income		648	1,478
		65,805	63,472
Expenses:			
Employee compensation and benefits		30,655	28,499
Depreciation and equipment		2,410	1,585
Communications		164	158
Marketing and advertising		318	690
Other general and administrative		3,958	3,287
		37,505	34,219
Income before income tax expense		28,300	29,253
Income tax expense		11,215	11,919
Net income	$	17,085	17,334

See accompanying notes to consolidated financial statements.

CAL FED INVESTMENTS AND SUBSIDIARY

(A Wholly Owned Subsidiary of Citibank (West), FSB)

Consolidated Statements of Stockholder's Equity

Years ended December 31, 2002 and 2001
(In thousands)

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 2000	$	1	14,166	9,741	23,908
Contribution from Bank		—	27	—	27
Net income		—	—	17,334	17,334
Dividends paid		—	—	(15,000)	(15,000)
Balance as of December 31, 2001		1	14,193	12,075	26,269
Contribution from Bank		—	38	—	38
Purchase reclassification		(1)	27,257	(27,256)	—
Net income		—	—	17,085	17,085
Balance as of December 31, 2002	$	—	41,488	1,904	43,392

See accompanying notes to consolidated financial statements.

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of Citibank (West), FSB)

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001
(In thousands)

	2002	2001
Cash flows from operating activities:		
Net income	$ 17,085	17,334
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,008	856
Loss on equipment writedown	—	1
Changes in assets and liabilities:		
Special account for the exclusive benefit of customers	5,438	(2,352)
Commissions and other receivables	255	(147)
Prepaid expenses and deposits	112	(96)
Deferred tax asset	422	33
Income taxes payable	(927)	(547)
Accrued commissions and other payables	(975)	1,899
Payable to clearing organizations and insurance companies	(4,804)	2,246
Net cash provided by operating activities	17,614	19,227
Cash flows used in investing activities:		
Capital expenditures	(119)	(1,184)
Cash flows from financing activities:		
(Decrease) increase in intercompany borrowing with Bank	(1,100)	82
Cash dividends paid	—	(15,000)
Capital contribution from parent	38	27
Net cash used in financing activities	(1,062)	(14,891)
Net increase in cash and cash equivalents	16,433	3,152
Cash and cash equivalents, beginning of year	39,369	36,217
Cash and cash equivalents, end of year	$ 55,802	39,369
Supplemental disclosure of cash flows information:		
Income taxes paid	$ 11,950	12,433

See accompanying notes to consolidated financial statements.

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of Citibank (West), FSB)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

Cal Fed Investments and subsidiaries, a wholly owned subsidiary of Citibank (West), FSB (the Bank), was formed as a California corporation on August 15, 1986. Cal Fed Investments is a registered member of the National Association of Securities Dealers and is engaged in the business of providing brokerage services, primarily distributing mutual funds and annuities.

On November 7, 2002, Citigroup and Mercury Merger Sub consummated a merger agreement with Golden State Bancorp (Golden State) whereby Golden State was merged with and into Mercury Merger Sub, with Mercury Merger Sub as the surviving entity. Citibank (West), FSB was chartered on November 5, 2002 and became a subsidiary of Mercury Merger Sub. On November 13, 2002, California Federal Bank, the parent of Cal Fed Investments and an indirect subsidiary of Mercury Merger Sub, was merged with and into Citibank (West), FSB, with Citibank (West), FSB as the surviving company and Cal Fed Investments became a subsidiary of Citibank (West), FSB.

(b) Principles of Consolidation

The consolidated financial statements of Cal Fed Investments include the accounts of its wholly owned subsidiary, Cal Fed Investments – Nevada. All material intercompany accounts have been eliminated in consolidation.

(c) Furniture and Equipment

Furniture and equipment, comprised principally of office furniture and computer equipment, are stated at cost, less accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset, usually three to five years. Maintenance and repairs on equipment are charged to expense in the period incurred. Accumulated depreciation was $3.1 million and $2.5 million as of December 31, 2002 and 2001, respectively.

(d) Commission Revenue and Expenses

Commissions earned and related expenses from customer transactions are recorded on a trade date basis.

(e) Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Cal Fed Investments (the Company) and Citicorp are parties to federal Tax Sharing Agreements pursuant to which the Company pays to Citicorp amounts equal to the federal income taxes that the Company would be required to pay if it were to file a federal income tax return separately from a Citicorp Consolidated Federal Income Tax Return, and Citicorp pays to the Company an amount equal to the federal income taxes not paid by Citicorp as a result of taxable losses and other tax benefits incurred by the Company. Citicorp and Citigroup, Inc. (Citigroup) are parties to a federal

(Continued)

Tax Sharing Agreement pursuant to which Citicorp pays to Citigroup amounts equal to the federal income taxes that Citicorp would be required to pay if it were to file with its subsidiaries (Citicorp subgroup) a consolidated federal income tax return separately from the Citigroup Consolidated Federal Income Tax Return and Citigroup pays to Citicorp an amount equal to the federal income taxes not paid by Citigroup as a result of consolidated taxable losses and other tax benefits incurred by the Citicorp subgroup. The Company and Citicorp North America, Inc. are parties to a California Franchise Tax Sharing Agreement pursuant to which the Company pays its allocated share of California franchise taxes of the Citigroup California Unitary tax group as determined in accordance with the rules and regulations of the California Franchise Tax Board.

(f) *Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include cash and noninterest bearing deposits in banks with original maturities of three months or less at acquisition.

(g) *Fair Value of Financial Instruments*

The carrying value of the Company's financial instruments approximates fair value.

(h) *Use of Estimates*

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Employee Benefit Plans

The Bank and Cal Fed Investments offer a Profit Sharing/401(k) Plan, which is available to substantially all employees with at least six months of employment. Employee contributions are voluntary. The plan provides for deferrals of up to 12% of eligible compensation of plan participants not to exceed the maximum allowed by the Internal Revenue Service.

Effective January 1, 2000, the California Federal Employees' Investment Plan was amended to take advantage of the safe harbor match provision of the Internal Revenue Code which provides for employer matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 2% of employee deferrals. The safe harbor match provision also requires immediate 100% vesting of all contributions to the plan.

(Continued)

Certain employees of the Bank and Cal Fed Investments are eligible to participate in plans that provide medical, dental, and vision benefits from the date of early retirement to a maximum age of 64. In general, early retirement is age 55 with 10 years of service. Certain retirees contribute nothing for their coverage; however, all new retirees participating in the plans contribute a portion of the premiums until age 64. The postretirement health care benefits are an obligation of the Bank and an estimate of the cost has been accrued by the Bank on an actuarially net present value basis in accordance with the requirements of Statement of Financial Accounting Standards No. 106, *Employer's Accounting for Postretirement Benefits Other Than Pensions.*

Cal Fed Investments' allocated share of postretirement expense and Profit Sharing/401(k) Plan employer matching contributions was $68,011 and $1,259,575, respectively, for the year ended December 31, 2002 and $68,011 and $1,259,575, respectively, for the year ended December 31, 2001.

(3) Transactions with Affiliates

As of December 31, 2002 and 2001, Cal Fed Investments had unsecured intercompany borrowings with the Bank totaling $1.9 million and $3.0 million, respectively. The Company has entered into a borrowing agreement with the Bank whereby no interest is charged on borrowed funds if paid on a timely basis. Proceeds from borrowings are used for such expenses as taxes, compensation, marketing, and other general and administrative costs. Various expenses paid by the Bank, such as rent and certain general and administrative expenses, are not reimbursed by Cal Fed Investments pursuant to an agreement between Cal Fed Investments and the Bank.

(4) Regulatory Requirements

Cal Fed Investments is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, Cal Fed Investments had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $38.5 million, and this was $37.3 million in excess of its required net capital of $1.2 million. Cal Fed Investments' ratio of aggregate indebtedness to net capital is 0.47 to 1.00 as of December 31, 2002.

Cal Fed Investments is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services Corporation. Cal Fed Investments receives customer funds; however, such amounts are transferred to the appropriate mutual fund or other organization as required. As of December 31, 2002 and 2001, funds held in trust for customers at the Bank by Cal Fed Investments totaled $2.2 million and $7.7 million, respectively. These funds are reflected in the special account for the exclusive benefit of customers and the corresponding liability is reflected as payable to clearing organizations and insurance companies in the accompanying consolidated statements of financial condition.

(Continued)

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of Citibank (West), FSB)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(5) Income Taxes

Total income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2002 and 2001 consisted of the following (in thousands):

		2002	2001
Current:			
Federal	$	8,669	9,333
State		2,124	2,553
Deferred:			
Federal		422	33
Total income taxes	$	11,215	11,919

Income tax expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% for 2002 and 2001 to income before income taxes, as follows (in thousands):

		2002	2001
Computed expected federal income tax expense	$	9,905	10,239
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit		1,381	1,659
Nondeductible meals and entertainment		21	23
Effect of recomputing prior year tax expense		47	49
Other		(139)	(51)
	$	11,215	11,919

(Continued)

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of Citibank (West), FSB)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 are presented below (in thousands):

	2002	2001
Deferred tax assets:		
State taxes	$ 972	1,089
Accrued liabilities	—	178
Total gross deferred tax assets	972	1,267
Deferred tax liabilities:		
Other assets	22	—
Office premises and equipment	193	88
Total gross deferred tax liabilities	215	88
Net deferred tax asset	$ 757	1,179

In addressing the realizability of deferred assets, management believes that it is more likely than not that the carrying value of such assets will be recognized in future periods through the generation of taxable income.

Schedule 1

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of Citibank (West), FSB)

Computation of Net Capital
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002
(Dollars in thousands)

Net capital:		
Total stockholder's equity	$	43,392
Less nonallowable assets:		
Furniture and equipment, net		1,269
Goodwill		79
Commissions and other receivables		1,207
Prepaid expenses		211
Deferred tax asset		757
Total nonallowable assets		3,523
Less other deduction:		
Excess cash in parent bank		283
Less haircut on securities:		
Investment securities		1,059
Net capital	$	38,527
Aggregate indebtedness:		
Income taxes payable	$	10,966
Intercompany borrowing with bank		1,885
Accrued commissions and other payables		2,895
Payable to clearing organizations and insurance companies		2,479
Total aggregate indebtedness	$	18,225
Computation of basic net capital requirement:		
Net capital required – greater of $250 or 6-2/3% of aggregate indebtedness of $18,225	$	1,215
Net capital in excess of requirements		37,312
Ratio of aggregate indebtedness to net capital		0.47 to 1.00

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, filed with the National Association of Securities Dealers Regulation. Inc. on January 24, 2003, is not required as no material differences exist.

See accompanying independent auditors' report.



Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Control Structure

The Board of Directors
Cal Fed Investments:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Cal Fed Investments (the Company), a wholly owned subsidiary of Citibank (West), FSB for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2003